SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 15, 2019

1.    Date, Time and Place. On August 15, 2019, at 11:00 a.m., at the headquarters of Gafisa S.A. (“Company”), in the City and State of São Paulo, na Av. Pres. Juscelino Kubitschek, 1830, cj 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900.

2.   Call Notice and Attendance. Call notice dispensed pursuant to section 18 of Company’s bylaws due to the attendance of the totality of the members of the Board of Directors, except Mr. Leo Julian Simpson. Also attended representatives from Eleven Financial Research, Mr. Adeodato Arnaldo Volpi Netto, Carlos Daltozo, Raul Grego Lemos e Odilon Costa

3.    Composition of the Board. Chairman: Nelson Sequeiros Rodriguez Tanure. Secretary: Mrs. Renata Monteiro de Azevedo Melo.

4.    Agenda. Pursuant to Article 6 of the Company’s Bylaws, deliberate on the Company’s capital stock increase until the limit of its authorized capital and define the issue conditions of new shares.

5.    Resolutions. The attending board members unanimously resolved without reservations:

(i)     To approve the Company’s capital stock increase by means of the issue of new common shares, from current capital stock until the limit of its authorized capital of one hundred and twenty million (120,000,000) common shares, by means of the issue of fourty-eight million, nine hundred, sixty- eight thousand, one hundred and twenty-four (48,968,124) common shares, by the issue price of R$ 6,57 (six reais e fifty-sevem cents) per share.

(ii)    To approve that referred capital increase occurs by means of underwriting private non-par, registered, book-entry, common shares; that should be fully paid in cash, in domestic currency, upon subscription.

(iii)   Shareholders whom are holders of common shares of the Company on August 21, 2019, will be granted the preemptive right, for a period of 30 (thirty) calendar days, from August 22 to September 2019 (including).

(iv)   They will be entitled to the subscription bonus of 15% (fifteen percent) on the share’s value and leftovers on the subscription of such capital increase, that the issue price in this case shall be R$ 5,58 (five reais and fifty-eight cents) per registered share.

(v)     For the subscription of additional leftovers, shareholders will be granted an additional bonus of 3% (three percent) on the issue price (R$ 5,58), that the price of leftover’s subscription shall be R$ 5,42. (five reais and fourty-two) per registered share.

(vi)   To authorize the Company’s Board of Executive Officers to take all the measures necessary to execute referred capital increase.

(vii)  To approve that the amendment to Article 5 of the Company’s Bylaws to declare the new capital stock and the number of shares representing the Company’s capital stock, after capital increase, to be resolved at the Extraordinary Shareholders’ Meeting to be appropriately summoned.

6.     Closing. With no further matters to be discussed, these minutes were read, approved and signed by the Board members. São Paulo, August 15, 2019. Signatures (undersigned) Nelson Sequeiros Rodriguez Tanure, Chairman, Renata Monteiro de Azevedo Melo, Secretary. Board members: Antônio Carlos Romanoski, Eduardo Larangeira Jácome, Nelson Sequeiros Rodriguez Tanure, Roberto Luz Portella, Thomas Cornelius Azevedo Reichenheim e Denise dos Passos Ramos.

Nelson Sequeiros Rodriguez Tanure Presidente	Renata Monteiro de Azevedo Melo Secretária

Attending Board Members:

Antônio Carlos Romanoski	Eduardo Larangeira Jácome

Denise dos Passos Ramos	Nelson Sequeiros Rodriguez Tanure

Roberto Luz Portella	Thomas Cornelius Azevedo Reichenheim

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 15, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer